**Primary Business Name: BARCLAYS CAPITAL INC.**      **BD Number: 19714**

**BD - AMENDMENT**

**05/10/2019**

## BD - INDIRECT OWNERS

| Ownership Codes: | NA - less than 5% | | B - 10% but less than 25% | D - 50% but less than 75% |
|---|---|---|---|---|
| | A - 5% but less than 10% | C - 25% but less than 50% | E - 75% or more | |

| Full Legal Name | DE/FE/I | Entity in Which Interest is Owned | Status | Date Acquired | Own. Code | Control Person | PR | CRD # (or SSN, IRS Tax #, Emp. ID) |
|---|---|---|---|---|---|---|---|---|
| BARCLAYS BANK PLC | FE | BARCLAYS US LLC | SOLE SHAREHOLDER | 03/2016 | E | Y | Y | 13-4942190 |
| BARCLAYS PLC | FE | BARCLAYS BANK PLC | SOLE SHAREHOLDER | 01/1985 | E | Y | Y | FOREIGN |
| BARCLAYS US LLC | DE | BARCLAYS GROUP US INC. | SOLE SHAREHOLDER | 04/2016 | E | Y | N | 47-3808943 |

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